POLAR MOLECULAR HOLDING CORPORATION

4600 S. Ulster Street, Suite 940

Denver, Colorado 80237

August 2, 2004

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Murdoch Communications Corporation

(now known as Polar Molecular Holding Corporation)

Request to Withdraw Registration Statement on Form S-1

SEC File Number 333-106987

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Polar Molecular Holding Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 which was initially filed with the Commission on July 11, 2003 (File No. 333-106987) (the “Registration Statement”).

We are seeking to withdraw the Registration Statement due to changes in the Company’s business plan, operations, and capital structure.

The Company hereby confirms that no shares of common stock have been sold in connection with the offering.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

If you have any questions regarding this application for withdrawal, please contact the undersigned.

Sincerely,

/S/ MARK NELSON
Mark Nelson President